G MEDICAL INNOVATIONS HOLDINGS LTD.

5 Oppenheimer St.

Rehovot 7670105, Israel

September 9, 2020

Via EDGAR

Tim Buchmiller

Jason L. Drory

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	G Medical Innovations Holdings Ltd. (the “Company,” “we,” “our” and similar terminology)

Draft Registration Statement on Form F-1

Submitted July 17, 2020

CIK No. 0001760764

Dear Sirs:

The purpose of this letter is to respond to the comment letter of August 13, 2020 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above mentioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On September 9, 2020, we filed an amended draft registration statement (DRS) on Form F-1 incorporating changes based on your comments. Page references in our responses are to the amended DRS on Form F-1.

Cover Page

1. We note your disclosure that the estimated offering price per ordinary share will be based on the U.S. dollar equivalent of the last reported sale price of your ordinary shares as reported on the Australian Securities Exchange operated by ASX Ltd. (or ASX). Additionally, we note your disclosure indicating that in determining the initial public offering price, you and the underwriters will consider a number of factors, including the factors disclosed on page 127. You may use the most recent ASX trading price, converted to U.S. dollars at the most recent exchange rate, in lieu of a price range, assuming the U.S. IPO price will be substantially similar to the ASX trading price and you provide clarification of this intention. If you expect that the U.S. IPO price will not be substantially similar to the ASX trading price, please disclose on the prospectus cover page a bona fide price range of the offered securities. If you intend to price the securities based on the ASX market price, you may disclose a percentage range based on that price (for example, 10% of the ASX market price) within which you intend to price your offering. See, for example, Item 501(b)(3) of Regulation S-K.

Response: We have revised our disclosure throughout the amended registration statement on Form F-1 in response to the Staff’s comment. As reflected in the revised Form F-1, you are advised that it is the Company’s intention to delist is securities from the ASX, and only following that, to list its securities on the Nasdaq Global Market. In addition, the Company will effect a reverse split of its ordinary shares in an effort to accommodate the proposed new price for such shares on the Nasdaq Global Market. We will provide a price range for the initial public offering price with a future amendment to the registration statement.

Our Company, page 1

2. We note your disclosure that your management team is led by individuals “with over 48 medical devices approved by the U.S. Food and Drug Administration.” It does not appear that you have 48 medical devices approved by the FDA. Please revise this disclosure to clarify that the “48 medical devices approved” occurred while your management team was employed at other companies or please advise.

Response: We have revised our disclosure on page 1 and page 58 to clarify that the “48 medical devices approved” includes devices approved when the members of our management team were employed at other companies.

Our Products and Services, page 1

3. We note your disclosure that you acquired Telerhythmics in November 2018. Please file the acquisition agreement as an exhibit or tell us why you believe such agreement is not required to be filed. See Item 601(b)(2) and (10) of Regulation S-K.

Response: We intend to file the acquisition agreement as exhibit 2.1.

4. We note your disclosure on page 55. If true, please indicate here that, since inception, you have not generated significant revenue from the sale of your products.

Response: We have revised our disclosure on page 2 and page 6 in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 7

5.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We currently have none. We will update the Staff if we have any such written communications in the future.

Risk Factors, page 12

6.  We note that you have entered into a loan under the Paycheck Protection Program, pursuant to which the company borrowed $0.9 million. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven. In addition, please disclose the following: (i) the material terms of the loan; (ii) how you intend to use the loan proceeds; and (iii) whether you expect the loan to be forgiven.

Response: We have revised our disclosure on page 14 by including an additional risk factor regarding the Paycheck Protection Program loan, and have added additional disclosure on page 56 in response to the Staff’s comment.

7.  We note your disclosure on page 14 that Bank Mizrahi Tefahot will have the right to foreclose upon and sell, or otherwise transfer the collateral subject to its security interests. Please provide a summary of the material terms of this agreement with Bank Mizrahi Tefahot, including a description of the collateral, and file this agreement as an exhibit or tell us why you do not believe it is required.

Response: We have revised our disclosure on page 54 to provide the material terms of the Bank Mizrahi loans. We have also clarified that on February 25, 2019, we entered into a loan agreement with Bank Mizrahi Tefahot, which amends and replaces the previous loan agreements, denominated in U.S. dollars, which amounted to $917,000 as of June 30, 2020. The agreement on February 25, 2019 did not replace two loans that we have with such bank, denominated in NIS, which together amounted to $75,000 as of June 30, 2020.

The Bank Mizrahi loan agreement is in Hebrew. We will have the agreement translated to English and file the agreement as an exhibit to a subsequent filing of the registration statement.

Use of Proceeds, page 43

8.  Please specify how far in the development of your Wireless Vital Signs Monitoring System you expect to reach with the proceeds of the offering. To the extent any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: We have revised our disclosure on page 63 in response to the Staff’s comment.

Capitalization, page 45

9.  We note the Capitalization Table is not mathematically accurate with respect to total capitalization. Please revise. In addition, please expand the information presented in the second bullet to separately identify each transaction and the resulting impact to the pro forma column.

Response: We have revised the Capitalization Table as of June 30, 2020.

Impact of COVID-19, page 52

10.  We note your disclosure that your sales declined in March and April 2020, but experienced a strong increase in sales in May and June 2020. In addition, we note your risk factor disclosure on page 21 and your disclosure on page F-46 that you “experienced a decline in sales during the second quarter of 2020” and that “it is unclear whether this reduction in sales is temporary and whether such sales may be recoverable in the future.” Please provide additional detail on the impact COVID-19 has had on your sales in 2020, including quantifying the “strong increase” in sales in May and June 2020 as well as the decline in March and April 2020.

Response: We have reconciled the discrepancy and revised our disclosure accordingly on page 53 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Financing Arrangements, page 55

11.  Please revise to clearly disclose how much borrowing is available under each of your financing arrangements.

Response: We have revised our disclosure on pages 54 and 55 in response to the Staff’s comment, to clarify that the Bank Mizrahi loans, the 2016 Credit Line and the 2018 Credit Line do not provide for any additional borrowing.

Product Lines, page 57

12.  Please expand your disclosure to clarify the status of development of your Wireless Vital Signs Monitoring System. We note your disclosure that you are “aiming to finalize the initial prototype of the VSMS by the end of 2021.” For example, it is unclear how far in development you are in each of your four main elements. Please include additional disclosure on whether or not you have developed a functioning prototype for any of the four main elements with the capabilities you discuss. In addition, please include disclosure of the regulatory environment for your VSMS and disclose the potential material regulatory approvals you believe are necessary at this time.

Response: We have expanded our disclosure on page 63 in response to the Staff’s comment.

Market Potential, page 66

13.  We note your references to certain studies, but that you do not quantify or describe the survey population. For example, on page 68, you reference a study conducted by the Spyglass Consulting Group and a study conducted by the Society for Cardiovascular Angiography & Intervention, but you do not quantify or describe the survey population. Please quantify the population that was surveyed for any material statistic provided here.

Response: We have revised our disclosure by removing the study conducted by Spyglass Consulting Group. In addition, on page 69 we provided the survey population for the study conducted by the society for Cardiovascular Angiography & Intervention. Further, we have included additional studies that include descriptions of the surveys conducted. For example, on page 68 we added a reference to a 2020 Survey of US Health Care Consumers by Deloitte, which surveyed 4,522 consumers between February 24 and March 14, 2020, and the Health Care Consumer Response to COVID-19 Survey, which surveyed 1,510 consumers.

Our Strategy, page 72

14.  We note your disclosure on page 76 regarding a distribution agreement with HomeStay Care Limited to provide distribution of your products in Australia and New Zealand. Please provide a summary of the material terms of this agreement in the Business section and file this agreement as an exhibit or tell us why you do not believe it is required.

Response: We have revised our disclosure on page 77 in response to the Staff’s comment.

With respect to the Staff’s comment regarding whether our distribution agreement (the “Agreement”) with HomeStay Care Limited (“HomeStay”) for the distribution of our products in Australia and New Zealand should be filed as exhibit, the Staff is advised that our agreement with HomeStay is non-exclusive and does not contain any binding obligation for the Company to utilize HomeStay’s services. In addition, the Company may terminate the Agreement upon thirty (30) days advance written notice and can reject any purchase order issued by HomeStay. To date, we have not received any purchase order that would be required to commence production pursuant to the Agreement. Entering into agreements requiring additional purchase orders is a typical part of our business and is common practice with other vendors that we may use from time to time. Moreover, the Agreement contains Prizma device and portal fee pricing that is commercially sensitive. Finally, we do not believe that our business is substantially dependent on the Agreement. Accordingly, we believe that the Agreement and the purchase orders, if any, are agreements made in the ordinary course of our business, are not material agreements, and as such, under Item 601 of Regulation S-K, are not required to be filed as exhibits.

Business Intellectual Property, page 77

15.  Please revise your discussion to disclose for each material patent and patent application the specific product(s) to which such patents or patent applications relate, the type of patent protection, and patent expiration dates.

Response: We have revised our disclosure on page 78 in response to the Staff’s comment.

Competition and Competitive Advantages, page 79

16.  We note your disclosure that one of your competitive advantages is that your “medical grade devices and software were approved following FDA and CE guidance.” We also note your disclosure that your Wireless Vital Signs Monitoring System, which includes what you believe to be a “clinical grade smartwatch,” is still in development. In addition, we note your risk factor disclosure that “some of your products were not approved for commercialization and have never generated any revenue.” Please clarify your disclosure here to describe only the specific products where you have FDA and CE approval.

Response: We have revised our disclosure on page 5 and page 8 in response to the Staff’s comment.

Organizational Structure, page 88

17.  At first use, please define the term GIBF on page 89.

Response: We have revised our disclosure on page 90 in response to the Staff’s comment.

Property and Facilities, page 89

18.  We note your disclosure of a lease agreement with Ad Marom Assets and Initiation Ltd., a company controlled by your controlling shareholder, for a monthly payment of approximately $17,000 per month. Please file this lease agreement as an exhibit to your registration statement or please advise.

Response: We plan to file the agreement as exhibit 10.24.

Financial Statements Note 1.A Overview, page F-9

19.  We note that the report of your independent registered public accounting firm includes a going concern qualification and refers readers to Note 1.A for management’s plan with regard to these matters. Please expand Note 1.A to disclose the details of this plan.

Response: We have addressed the Staff’s comment in Note 1 on page F-55 in our Interim Unaudited Financial Statements as of June 30, 2020.

Item 7. Recent Sales of Unregistered Securities, page II-1

20.  Please revise your disclosure on your recent sales of unregistered shares to provide all the information required by Item 701 of Regulation S-K. For example, it appears that you did not include the name of the joint lead manager or the consideration paid to the joint lead manager in the November 21, 2017 private placement and you did not include the consideration paid for the May 2020 private placement.

Response: We have revised our disclosure on page II-1in response to the Staff’s comment.

General

21.  We note your references throughout the prospectus to “recent” reports and studies that in some cases are greater than a few years old. For example, you reference a “recent” study on page 67 that appears to have been published in 2016. Please revise your disclosure throughout to clarify the specific year of each study or report referenced in the prospectus. In addition, we note various charts, graphics and studies referenced throughout your prospectus where the source and additional information below the graphic is not legible. Please update your graphics throughout to make the source, date and number of individuals surveyed or studied legible.

Response: We have revised our disclosure in response to the Staff’s comment by clarifying the year of each study cited. We have also added more recent studies throughout our business section and made conforming changes to the prospectus summary.

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If you have any questions or require additional information, please call our attorney David Huberman at (332) 208-9012, of Sullivan & Worcester LLP.

Sincerely,

G MEDICAL INNOVATIONS HOLDINGS LTD.

By:	/s/ Dr. Yacov Geva
Chief Executive Officer

cc:	Jeanne Bennett

Jeanne Baker